HARRIS, MERICLE & WAKAYAMA
A Professional Limited Liability Company A T T O R N E Y S A T L A W
ANDREI N.J. KREPTUL Email: akreptul@hmwlaw.com	999 THIRD AVENUE, SUITE 3210 SEATTLE, WASHINGTON 98104 FAX (206) 624-8560 (206) 621-1818	Port Townsend Office 213 TAYLOR STREET PORT TOWNSEND, WASHINGTON 98368 FAX (360) 379-9378 (360) 379-9377

VIA EDGAR FILING SUBMISSION

October 7, 2008

Ms. Jill Davis

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

20549-7010

Re:

Rimfire Minerals Corporation (the “Corporation”)

Form 20-F for Fiscal Year Ended January 31, 2007

Filed May 11, 2007

Response Letter dated February 28, 2008

Response Letter dated April 15, 2008

Response Letter dated May 5, 2008

Form 20-F for Fiscal Year Ended January 31, 2008

Filed May 21, 2008

Response Letter dated June 19, 2008

Response Letter dated August 13, 2008

File No. 000-31100

Dear Ms. Davis:

Our law firm serves as the Corporation’s U.S. counsel in this matter. The Corporation acknowledges receipt of your comment letter dated September 8, 2008 in regards to the above-referenced filings.

The Corporation’s audit partner has suffered a death in the immediate family this week. The auditor’s review of the Corporation’s documents and financial statements is not yet complete. Accordingly, we respectfully request a further 14-business day extension of time to provide the Corporation’s written response to the Commission’s comments. The Corporation will work towards providing its response on or before October 31, 2008. Should it appear that the Corporation’s response will require additional time beyond that date, the Corporation will advise you in advance and seek your guidance.  Thank you for your consideration in this matter.

Yours truly,

HARRIS, MERICLE & WAKAYAMA PLLC

Andrei N.J. Kreptul